Exhibit 99.36

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2026, (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form F-10 (Registration No. 333-290050) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statement”).

I hereby consent to the use of my name as a qualified person under the U.S. Securities Act and the U.S. Securities Exchange Act, and references to, excerpts from, and incorporation by reference and/or summaries of the following report:

Technical Report titled “Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador”, with an effective date of November 30, 2025, (the “Technical Report”)

and all other references to me, in the 40-F, the AIF, the MD&A and the Registration Statement.

I hereby confirm that I have read the AIF and the MD&A, including the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report contained in them or incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Report or that is within my knowledge as a result of the services performed by me in connection with the Technical Report.

/s/ Mark Wanless
Mark Wanless, Pr.Sci.Nat
And on behalf of SRK Consulting (Canada) Inc.
June 29, 2026